UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2025

Commission File No. 0001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC V6E 3X1 CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7) [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2025	NEW PACIFIC METALS CORP.

/s/ Jalen Yuan
Jalen Yuan
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release